Exhibit (a)(5)(ii)

FOR IMMEDIATE RELEASE

ATTENTION: BUSINESS/FINANCIAL EDITORS

MEDIA CONTACT:

KRISTYNA MUNOZ

(312) 917-8343

KRISTYNA.MUNOZ@NUVEEN.COM

Four Nuveen Closed-End Funds Announce Commencement of Tender Offers

CHICAGO, August 18, 2014 – Nuveen Investments, a leading global provider of investment services to institutions as well as individual investors, today announced that each of the closed-end funds listed below today commenced a tender offer.

Closed-End Funds

Nuveen Dividend Advantage Municipal Fund 3 (NYSE MKT: NZF)

Nuveen Dividend Advantage Municipal Income Fund (NYSE MKT: NVG)

Nuveen Municipal Advantage Fund, Inc. (NYSE: NMA)

Nuveen Quality Income Municipal Fund, Inc. (NYSE: NQU)

As previously announced, each fund will purchase up to 10 percent of its outstanding common shares for cash at a price per share equal to 98 percent of the net asset value per share determined on the date the tender offer expires. Each tender offer will expire on September 19, 2014 at 5:00 p.m. Eastern time, or on such later date to which the offer is extended.

Additional terms and conditions of the tender offer are set forth in each fund’s tender offer materials, which will be distributed to shareholders. If the amount of a fund’s outstanding common shares that is tendered exceeds the maximum amount of its offer, the fund will purchase shares from tendering shareholders on a pro rata basis. Accordingly, there is no assurance that a fund will purchase all of a shareholder’s tendered shares.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of a fund. A tender offer will be made only by an offer to purchase, a related letter of transmittal and other documents, which have been filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO. Common shareholders of a fund should read the offer to purchase and tender offer statement on Schedule TO and related exhibits as they contain important information about the tender offer. The offer to purchase and related letter of transmittal are available free of charge at http://www.sec.gov and from the funds by calling Georgeson, Inc., the funds’ information agent for the tender offer, at: (877) 278-9670 (NZF); (888) 661-5651 (NVG); (888) 680-1529 (NMA); or (800) 509-1312 (NQU).

Nuveen Investments provides high-quality investment services designed to help secure the long-term goals of institutional and individual investors as well as the consultants and financial advisors who serve them. Nuveen Investments markets a wide range of specialized investment solutions which provide investors access to capabilities of its high-quality boutique investment affiliates—Nuveen Asset Management, LLC, Symphony Asset Management LLC, NWQ Investment Management Company, LLC, Santa Barbara Asset Management, LLC, Tradewinds Global Investors, LLC, Winslow Capital Management, LLC and Gresham Investment Management LLC, all of which are registered investment advisers and subsidiaries of Nuveen Investments, Inc. Funds distributed by Nuveen Securities, LLC, a subsidiary of Nuveen Investments, Inc. In total, Nuveen Investments managed $231 billion as of June 30, 2014. For more information, please visit the Nuveen Investments website at www.nuveen.com.

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